AB 3/27/06 *

06006719

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED MAR 01 2006 WASH, D.C. 213 SECTION

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SEC FILE NUMBER
8-52671

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAFDIÉ Investment Services Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 Madison Avenue, 19th Floor
(No. and Street)

New York (City) | NY (State) | 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Gilman, Vice President (212) 457-8632
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name - *of individual, state last, first, middle name*)

5 Times Square (Address) | New York (City) | NY (State) | 10036 (Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, David Gilman________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of SAFDIÉ Investment Services Corp.________________________, as of December 31____________, 2005______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

David Gilman

Signature

Vice President & Financial Operations Principal

Title

Notary Public

SUZZANNE ZUPKY
Notary Public, State of New York
No. 30-4524559
Qualified in Nassau County
Commission Expires 8/31/2006

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
MAR 01 2006
WASH. D.C. 213 SECTION

STATEMENT OF FINANCIAL CONDITION

SAFDIÉ INVESTMENT SERVICES CORP.

December 31, 2005
with Report of Independent Registered Public Accounting Firm

SAFDIÉ Investment Services Corp.

Statement of Financial Condition

December 31, 2005

Contents

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of
SAFDIÉ Investment Services Corp.

We have audited the accompanying statement of financial condition of SAFDIÉ Investment Services Corp. (the "Company") as of December 31, 2005. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SAFDIÉ Investment Services Corp. at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 24, 2006

SAFDIÉ Investment Services Corp.

Statement of Financial Condition

December 31, 2005

Assets	
Cash	$ 2,199,258
Cash segregated pursuant to Federal regulations	1,565,549
Receivables from customers	1,103,817
Receivables from brokers, dealers and others	280,612
Commercial paper owned and other, at market value	6,517,784
Fixed assets, net of accumulated depreciation of $500,507	249,177
Prepaid expenses	105,082
Security deposits and other	769,178
Total assets	$ 12,790,457

Liabilities and stockholder's equity	
Liabilities:	
Payables to customers	$ 349,171
Borrowed funds from Parent	1,750,000
Accrued compensation and other liabilities	2,054,915
Total liabilities	4,154,086
Total stockholder's equity	8,636,371
Total liabilities and stockholder's equity	$12,790,457

See accompanying notes to the statement of financial condition.

Notes to Statement of Financial Condition

December 31, 2005

1. Organization

SAFDIÉ Investment Services Corp., (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was incorporated on April 14, 2000 in the state of New York and was registered as a broker dealer on January 8, 2001.

The Company provides traditional brokerage services for customers in equities, corporate debt, mutual funds, government securities, municipal securities and unit investment trusts. The Company clears its securities transactions both on an omnibus (through Brown Brothers Harriman & Co.) and fully disclosed (through National Financial Services LLC) basis. Collectively, Brown Brothers Harriman & Co. and National Financial Services LLC are referred to as the "clearing brokers".

The Company is owned by Multifinance SA, a subsidiary of Banque Safdié SA of Geneva, Switzerland. On September 28, 2005, Multifinance SA made a $10,000,000 cash contribution to the Company to alleviate capital constraints stemming from continuing operating losses. The Company is wholly dependent on the continued support of Multifinance SA.

2. Significant Accounting Policies

The preparation of the statement of financial condition, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect reported amounts in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Customers' securities transactions are reported on a settlement date basis with commission income and profits from riskless principal transactions and the related expenses reported on a trade date basis.

Securities transactions and related expenses are recorded on a trade–date basis. Securities owned are stated at market value, with related changes in unrealized appreciation and depreciation reflected in stockholder's equity. Market value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. The Company typically transacts riskless principal trades with customers.

2. Significant Accounting Policies (continued)

Mutual fund distribution fees are based on the amount of customer funds deposited. Account maintenance, wire transfer and other fees are charged to customers' accounts based on contractual terms or as the service is provided. All fee income is recorded on an accrual basis.

Furniture and fixtures, computer equipment and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Furniture and fixtures and computer equipment are depreciated on a straight-line basis over 5 years and 3 years, respectively. Leasehold improvements are amortized on a straight–line basis over the shorter of 10 years or the term of the lease.

Deferred tax assets and liabilities are recognized for the future tax consequences related to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related differences are expected to be recovered or settled. To the extent it is more likely than not that deferred tax assets will not be recognized, a valuation allowance is established to offset their benefit.

3. Receivables from and Payables to Customers

Customer receivables include amounts due in cash and margin transactions. Customer receivables are primarily collateralized by securities with market values in excess of the amounts due. At December 31, 2005, less than .5% of receivables from customers are unsecured. Also included in receivables from customers are loans to customers for purposes other than the purchase of securities. At December 31, 2005, the Company had one non-purpose loan outstanding to a customer totaling $750,000. The loan is fully secured by customer securities pledged to the Company. Customer payables represent free credit balances, funds deposited by customers and or funds accruing to customers as a result of trades or contracts.

The Company establishes allowances for any potential losses in customer accounts based upon an evaluation of the credit risk pertaining to that customer. It is the policy of the Company to monitor the market value of the collateral and request additional collateral when required. Such collateral is not reflected in the accompanying statement of financial condition. At December 31, 2005, management has determined that no allowance for losses is required.

4. Receivables from and Payables to Brokers, Dealers and Others

At December 31, 2005, amounts receivable from brokers, dealers and others consisted of receivables and security deposits held at the Company's clearing brokers.

5. Fixed Assets

At December 31, 2005, fixed assets consisted of the following:

Leasehold improvements	$ 118,079
Computer and equipment	582,393
Furniture and fixtures	49,212
Less: Accumulated depreciation and amortization	(500,507)
Fixed assets, net of accumulated depreciation	$ 249,177

In connection with the Company's move to a new office location on December 6, 2005 (see note 7), fixed assets with a cost basis of $1,144,464 and related accumulated depreciation of $673,732 were disposed.

6. Income Taxes

The Company has deferred tax assets of $5,951,682 that primarily relate to net operating losses ("NOL"). Due to an IRC Section 382 limitation that stems from the change in ownership, starting in 2004, the NOLs are limited to a cumulative $137,400 per year. These NOLs will expire by 2025.

Any NOLs generated after IRC Section 382 limitation (Post 2004) are not subject to limitation.

A valuation allowance has been established to offset the entire deferred tax asset as the Company believes it is not more likely than not that the deferred tax benefit will be realized.

7. Commitments, Contingencies and Other Off Balance Sheet Risks

The Company executed a five-year remote processing agreement with SunGard Financial Systems, Inc. ("SunGard") on December 6, 2000, whereby SunGard will provide on-line processing and report services to the Company. At December 31, 2005, payments of $90 thousand remained on this commitment.

7. Commitments, Contingencies and Other Off Balance Sheet Risks (continued)

The Company leases office space from Mutual of America Life Insurance Company under a non-cancelable lease extending through November 2011. At December 31, 2005, the Company's future minimum commitments under this lease agreement are as follows:

2006	$ 1,041,113
2007	1,100,268
2008	1,100,268
2009	1,100,268
2010	1,100,268
2011	916,888
	$ 6,359,073

On December 6, 2005 the Company entered into a sublease agreement for the above mentioned space with George Weiss Associates, Inc. (the subtenant). At December 31, 2005, the subtenant's future minimum lease payments to the Company are as follows:

2006	$ 761,371
2007	993,790
2008	993,790
2009	993,790
2010	993,790
2011	910,974
	$ 5,647,505

The Company exited space leased from Mutual of America Life Insurance Company on December 6, 2005 and moved its operations to a lower cost location. As a result of this decision, the Company recognized a liability based on the present value of its contractual future lease payments related to the building from which it moved, reduced by expected sublease income. This amount was calculated in accordance with Financial Accounting Standards Board Statement 146, "Accounting for Costs Associated with Exit or Disposal Activities."

7. Commitments, Contingencies and Other Off Balance Sheet Risks (continued)

On December 6, 2005 the Company entered into a sublease with Mizuho Securities USA Inc. for its new office location. The sublease extends through April 2012. At December 31, 2005, the Company's future minimum commitments under the lease agreement are as follows:

2006	$ 572,220
2007	572,220
2008	572,220
2009	585,225
2010	589,560
2011 and thereafter	786,080
	$ 3,677,525

The Company may be involved in litigation and regulatory matters arising in the normal course of business. At December 31, 2005, no litigation or material regulatory matters were pending against the Company. In addition, management is not aware of any unasserted claims or assessments against the Company.

As a securities broker-dealer, the Company engages in buying and selling securities for a diverse group of customers including institutional and individual investors. The Company's exposure to off-balance sheet credit risk may occur in the event a customer, the clearing broker, or a counterparty does not fulfill its obligation arising from a transaction. All trades pending at December 31, 2005 were settled without adverse effect on the Company's financial position.

The Company applies the provision of Financial Accounting Standards Board's Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing brokers for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2005, the Company's liability under these arrangements is not quantifiable or limited and could exceed the cash and securities it has posted as collateral. However, management believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly no contingent liability is carried in the statement of financial condition for these arrangements.

8. Related Party Transactions

In the normal course of business, the Company provides execution services on an omnibus basis for Banque Safdié and its subsidiaries.

8. Related Party Transactions (continued)

The Company maintains an uncommitted line of credit from Brown Brothers Harriman & Co. in the amount of $5,000,000 with no maturity date. This line of credit can be used to finance the Company's activities. The line is secured by a $5,000,000 U.S. Government agency security pledged by Banque Safdié. There were no amounts outstanding under this credit line as of December 31, 2005.

The Company borrowed $750,000 from Banque Safdié SA on a partially secured basis to fund a non-purpose loan to a customer. The loan bears a fixed rate of interest of 4.1875% and has a term of less than one year. At December 31, 2005 the Company owed interest of $13,650 to Banque Safdie SA. The customer loan is fully secured by the pledge of securities owned by the customer, which the Company holds in custody.

The Company also borrowed $1,000,000 from Banque Safdié SA for general business activity. The loan bears a variable rate equal to the three month LIBOR rate. At December 31, 2005 the rate was 3.692% and interest payable was $9,300.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital under the aggregate indebtedness method permitted by the Rule which requires that the Company maintain minimum net capital of $250,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2005, the Company had net capital of $7,503,976, which exceeded its requirement by $7,227,037. Under the clearing arrangement with the clearing brokers, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2005, the Company was in compliance with all such requirements.

Certain advances, payments and other equity withdrawals are restricted by the provisions of the rules of the Securities and Exchange Commission.

Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, the Company may be required to deposit in a Special Reserve Bank Account, cash or acceptable equivalents for the exclusive benefit of customers. At December 31, 2005, the Company's reserve requirement was $11,476 and the Company held $1,565,549 of cash on deposit in such accounts.

10. Employee Benefit Plans

The Company has a 401(k) retirement plan (the "Plan") covering substantially all of its employees. Only full time employees who meet the service requirement period are eligible to

10. Employee Benefit Plans (continued)

participate in the Plan. The Company may make a matching contribution on an individual basis, equal to 75% of the contributions made by the participant to the Plan, not to exceed 4% of the employee's compensation, capped at the personal contribution limit of the employee's compensation, up to their eligible limits.

11. Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets and liabilities, including cash, securities owned and certain receivables and payables are carried at fair value or contracted amounts which approximate fair value.

12. Commercial Paper Owned and Other

At December 31, 2005, the Company held investments in two issues of commercial paper as follows:

Issuer	Market Value
General Electric Capital Corp, $3,500,000 par value, due January 13, 2006	$3,494,311
Prudential Funding LLC, $3,000,000 par value, due January 6, 2006	2,997,573
	$6,491,884

At December 31, 2005, included in commercial paper owned and other is a certificate of deposit with the Parent with a total value of approximately $25 thousand.